January 31, 2011

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

     Re: Calvert Cash Reserves
     File numbers 2-76527 and 811-03418

Ladies and Gentlemen:

As counsel to Calvert Cash Reserves (the "Trust"), it is my opinion, based upon an examination of the Trust's Declaration of Trust and By-Laws and such other original or photostatic copies of Trust records, certificates of public officials, documents, papers, statutes, and authorities as I deemed necessary to form the basis of this opinion, that the securities being registered by this Post-Effective Amendment No. 37 of the Trust will, when sold, be legally issued, fully paid and non-assessable.

Consent is hereby given to file this opinion of counsel with the Securities and Exchange Commission as an Exhibit to the Trust's Post-Effective Amendment No. 37 to its Registration Statement.

Sincerely,

/s/ Lancelot A. King

Lancelot A. King
Associate General Counsel